JG



16021057

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-36920

Securities and Exchange

MAY 20 2016

RECEIVED

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III
FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Girard Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9560 Waples Street
(No. and Street)

San Diego (City) CA (State) 92121 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Shirley Klicman (858) 622-2140 x 229
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

601 South Figueroa Street (Address) Los Angeles (City) CA (State) 90017 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

IW

OATH OR AFFIRMATION

I, Shirley Klicman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Girard Securities, Inc., as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Shirley Klicman 4/22/16

Signature Date

CFO

Title

S. Appleby

Notary Public


CHERYL APPLEBY
Commission No. 2046915
NOTARY PUBLIC - CALIFORNIA
SAN DIEGO COUNTY
Commission Expires November 20, 2017

This report ** contains (check all applicable boxes):

(x)		Independent Auditors' Report
(x)	(a)	Facing Page
(x)	(b)	Statement of Financial Condition
( )	(c)	Statement of Income
( )	(d)	Statement of Cash Flows
( )	(e)	Statement of Changes in Stockholder's Equity
( )	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors
(x)		Notes to Financial Statements
( )	(g)	Unconsolidated Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934
( )	(h)	Unconsolidated Computation for Determination of Reserve Requirement for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statements)
( )	(i)	Unconsolidated Information Relating to the Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (claims an exemption from requirements. See Note 11 to financial statements)
( )	(j)	A Reconciliation, including Appropriate Explanations of the Computation of Net Capital under Rule 15c3-1 (included in item g) and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3 (Not Required)
()	(k)	A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation (not applicable)
(x)	(l)	An Oath or Affirmation
( )	(m)	A Copy of the SIPC Supplemental Report (Filed as a Separate Document)
( )	(n)	A Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

Girard Securities, Inc.

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$	513,934
Fees and commissions receivable		3,143,104
Receivable from broker dealers and clearing organizations		2,529,180
Other receivables		475,234
Notes receivable		31,200
Other assets (less accumulated depreciation of $33,983)		719,856
TOTAL ASSETS	$	7,412,508

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES

Commissions payable	$	3,038,068
Accrued expenses and accounts payable		2,358,600
Accrued compensation		539,970
Total liabilities		5,936,638
STOCKHOLDER'S EQUITY		1,475,870
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	7,412,508

The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF THE COMPANY

Girard Securities, Inc. (the "Company") is a fully disclosed introducing broker-dealer registered under the Securities Exchange Act of 1934, a registered investment advisor and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company is also a member of the National Futures Association and the Securities Investor Protection Corporation. The Company provides brokerage, investment advisory and planning, and insurance services to the public nationally through independent financial advisors.

The Company is a wholly owned subsidiary of Chargers Acquisition, LLC. Chargers Acquisition, LLC is a wholly owned subsidiary of RCS Capital Holdings, LLC ("RCS Holdings"), which is a wholly owned subsidiary of RCS Capital Corporation ("RCAP"). On August 13, 2014, RCS Capital Corporation entered into a Stock Purchase Agreement to acquire the Company through Chargers Acquisition, LLC. FINRA granted approval for the change of ownership and the transaction subsequently closed on March 18, 2015. The Company formerly had a fiscal year ending March 31, 2015 and as of April 1, 2015 the Company's fiscal year was changed to a calendar year. These financial statements and accompanying notes reflect a nine month period for 2015 due to the change of ownership.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements were prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates, and these differences could be material.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid instruments purchased with original maturities of 90 days or less. The Company had $217,468 in cash balances as of December 31, 2015 that were in excess of the FDIC insured limits.

Fees and Commissions Receivable

Fees and commissions receivable includes commissions from mutual funds, variable annuities, insurance product purchases, and other commissions transacted directly with product sponsors, and mutual fund and annuity trailers.

Receivable from broker dealers and clearing organizations

Receivable from broker dealers and clearing organizations consists primarily of commission receivables and other receivables from clearing organizations.

Other Receivables

Other receivables primarily consist of other accrued fees from product sponsors and financial advisors.

Notes Receivable

The Company loans money to certain financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable promissory notes and payback promissory notes.

Other Assets

Other assets primarily consist of prepaid expenses, fixed assets, and deposits.

Furniture, Equipment and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost and depreciated using the straight-line method over their estimated useful lives of three to five years. Furniture and equipment in the amount of $62,744, net of accumulated depreciation of $32,853, and leasehold improvements in the amount of $4,379, net of accumulated depreciation of $1,130, are included in other assets in the statement of financial condition. For the nine month period ended December 31, 2015, depreciation of furniture, equipment and leasehold improvements totaled $31,484 and is included in other expenses in the statement of income.

Revenue Recognition

The Company recognizes revenue when it is earned and realized or realizable, when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the price is fixed or determinable, and collectability is reasonably assured.

Commissions

The Company records commissions received from securities transactions on a trade-date basis which include commissions from mutual funds, annuity, insurance, equity, fixed income, direct investment, option and commodity transactions. Commissions as well as mutual fund and annuity trailers are estimated for each accounting period. Commissions payable related to these transactions are recorded based upon estimated payout ratios for each product as commission revenue is accrued.

Advisory Fees

The Company provides investment advisory services to clients. Fees for the services are based on the value of the clients' portfolios and are generally billed in advance at the beginning of each quarter. The fees are then recognized ratably over the period earned.

Asset-Based Fees

Asset-based fees include amounts earned related to assets under management from product providers related to the sale and custody of their products and are recognized when earned.

Transaction and Other Fees

The Company charges fees for executing transactions on client accounts. Transaction-related charges are recognized on a trade-date basis. Other fee revenue includes fees charged to clients such as individual retirement account maintenance fees, margin interest and confirmation fees, as well as fees charged to financial advisors for contracted services such as affiliation and transaction fees. Other fees are recognized as earned.

Share-Based Compensation

On June 10, 2014, RCAP Holdings and RCAP Equity, LLC, as the holders of 68.97% of the combined voting power of RCAP's outstanding common stock, approved RCAP's 2014 Stock Purchase Program (the "Stock Purchase Program"). The Stock Purchase Program became effective on June 30, 2014. Subject to the terms and conditions of the Stock Purchase Program, Eligible Individuals had the opportunity to elect to purchase shares of Class A common stock and were automatically granted one warrant to purchase one share of Class A common stock for each three shares purchased. Each warrant granted gave the holder the right to purchase one additional share of Class A common stock at an exercise price equal to the purchase price per share purchased under the Program. The purpose of the Stock Purchase Program is to enable select employees, financial advisors and executive officers of RCAP and its subsidiaries to acquire proprietary interests in RCAP through the ownership of Class A common stock. The Company recognizes its portion of the expense in internal commissions, payroll and benefits expense in the statement of income on a straight-line basis over the three-year vesting period based on the grant date fair value of warrants issued to employees. Neither Girard advisors nor Girard employees participated in this program.

Income Taxes

The Company will be included as part of the consolidated group in the federal income tax return filed by RCAP. The Company files stand-alone state tax returns. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Current tax liabilities or assets are recognized for the estimated taxes payable or refundable on tax returns for the current year.

A valuation allowance is provided when it is more likely than not that some portion of the deferred tax assets will not be realized. This determination is based upon a review of all available evidence, both positive and negative, including the Company's earnings history, the timing, character and amount of future earnings potential, the reversal of taxable temporary differences and the tax planning strategies available. The Company has established a full valuation allowance against its deferred tax assets.

The Company has adopted the authoritative guidance within ASC 740 relating to accounting for uncertainty in income taxes. The guidance prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. See Note 5 for more information.

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update 2014-09, "Revenue from Contracts with Customers" ("ASU 2014-09") to clarify the principles for recognizing revenue and to develop a common revenue standard for US GAAP and International Financial Reporting Standards. For public entities, the amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. Early application is not permitted. The Company is still evaluating the impact of ASU 2014-09.

In May 2015, the FASB issued Accounting Standards Update 2015-07, "Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent)" ("ASU 2015-07"). ASU 2015-07 removes the requirement to categorize investments within the fair value hierarchy for which their fair value is measured at net asset value using the practical expedient. ASU 2015-07 also removes the requirement to make certain disclosures for investments that are eligible to be measured at fair value using the net asset value practical expedient. Instead, those disclosures would be limited to investments for which the entity has elected to estimate the fair value using that practical expedient. The final consensus will be effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. A reporting entity will apply the final consensus retrospectively. While the Company is still evaluating the impact of ASU 2015-07, it will not have an impact on the Company's financial condition, results of operations or cash flows because the update only affects disclosure requirements. ASU 2015-07 is not expected to have a significant impact on the Company's fair value disclosures as the Company currently has few investments for which their fair values are determined using net asset value.

In January 2016, the FASB issued Accounting Standards Update 2016-01, "Recognition and Measurement of Financial Assets and Liabilities" (ASU 2016-01"). ASU 2016-01 amends the guidance on classification and measurement of investments in equity securities and the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The final consensus will be effective for fiscal years beginning after December 15, 2017. Early adoption is not permitted. A reporting entity will apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the year of adoption. The Company is still evaluating the impact of ASU 2016-01.

3. FAIR VALUE DISCLOSURES

The Company determines fair value based on quoted prices when available or through the use of alternative approaches, such as discounting the expected cash flows using market interest rates commensurate with the credit quality and duration of the investment. U.S. GAAP defines three levels of inputs that may be used to measure fair value:

Level 1 - Quoted prices in active markets for identical assets and liabilities that the reporting entity has the ability to access at the measurement date.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset and liability or can be corroborated with observable market data for substantially the entire contractual term of the asset or liability.

Level 3 - Unobservable inputs that reflect the entity's own assumptions about the data inputs that market participants would use in the pricing of the asset or liability and are consequently not based on market activity.

The determination of where an asset or liability falls in the hierarchy requires significant judgment and considers factors specific to the asset or liability. In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the level in the fair value hierarchy within which the entire fair value measurement falls is based on the lowest level input that is the most significant to the fair value measurement in its entirety.

A review of the fair value hierarchy classification is conducted on a quarterly basis. Changes in the type of inputs may result in a reclassification for certain assets. The Company assumes all transfers occur at the beginning of the quarterly reporting period in which they occur. For the year ended December 31, 2015, there were no transfers between Levels 1, 2 and 3.

Cash equivalents include money market mutual fund instruments, which are short term in nature with readily determinable values derived from active markets. Mutual funds and publicly traded securities with sufficient trading volume are fair valued by management using quoted prices for identical instruments in active markets. Accordingly, these securities are primarily classified within Level 1. Government bonds, U.S. Treasury securities, corporate bonds and certificates of deposit are fair valued by management using references to prices for similar instruments, quoted prices or recent transactions in less active markets and these securities are primarily classified within Level 2.

The Company's fair value hierarchy for those assets measured at fair value on a recurring basis by product category as of December 31, 2015 is as follows:

	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents - money market funds	$ 1,000	$ —	$ —	$ 1,000
Trading securities – recorded in other assets:				
Equity securities	86	—	—	86
Mutual funds	—	—	—	—
U.S. government bonds	—	127	—	127
Total trading securities	86	127	—	213
Total	$ 1,086	$ 127	$ —	$ 1,213

4. NOTES RECEIVABLE

The Company loans money to certain of its financial advisors under two types of promissory note agreements, which bear interest at various rates and have various maturities. Such agreements include forgivable notes and payback notes.

Payback notes are promissory notes extended primarily to financial advisors with the obligation to pay back the principal and accrued interest.

The forgivable notes contain provisions for forgiveness of principal and accrued interest if the financial advisor meets specified revenue production levels or length of service. The forgiveness determination is made at specified intervals that coincide with scheduled principal and interest payments. The Company amortizes the principal balance of the forgivable notes as commission expense ratably over the contractual term of the notes. In the event the financial advisor does not meet the specified production level, the scheduled principal and interest are due. The Company intends to hold the notes for the term of the agreements.

The Company monitors its outstanding notes on a monthly basis to identify potential credit loss and impairment. Notes receivable are considered impaired when, based upon current information and events, management estimates it is probable that the Company will be unable to collect amounts due according to the terms of the promissory note. Criteria used to determine if impairment exists include, but are not limited to: historical payment and collection experience of the individual loan, historical production levels, the probability of default on the loan, status of the representative's affiliation agreement with the Company, and, or any regulatory or legal action related to the representative.

5. INCOME TAXES

The Company does not file separate federal tax returns[SAM1]; rather, its activity is included in the consolidated tax return filed by RCAP for the year ended December 31, 2015. Income taxes are allocated to the Company as if it filed a separate return on a stand-alone basis.

The Company files tax returns in the U.S. federal jurisdiction and various state jurisdictions. The Company's federal and state income tax returns are open to audit under the statute of limitations for 2012 to 2014.

6. EMPLOYEE BENEFIT PLANS

401(k) and Health and Welfare Benefit Plan for Employees —The employees of the Company are covered by a 401(k) defined contribution plan and a health and welfare benefit plan. Subject to eligibility requirements, all employees are eligible to participate. The 401(k) plan features an employer-matching program. For the nine month period ended December 31, 2015, the Company recorded expenses of $106,176 in payroll and benefits expense in the statement of income.

7. RELATED PARTY TRANSACTIONS

RCAP allocates a portion of its general administrative expenses to the Company. At December 31, 2015, outstanding payables to affiliates in connection with these services of $42,254 were included in accrued expenses and accounts payable. During the nine month period ended December 31, 2015, RCAP charged the Company expenses of $276,758 and $149,678, which are included in professional fees, and related party expense allocations, respectively.

Cetera Financial Group, Inc. ("Cetera Financial") allocates a portion of its general administrative expenses to the Company based on factors such as sales volume, number of personnel, and activity. At December 31, 2015, outstanding payables to affiliates in connection with these services of $647,326 were included in accrued expenses and accounts payable. During the nine month period ended December 31, 2015, Cetera Financial charged the Company expenses of $940,499 that are included in related party expense allocations expenses. Such expenses, which are recorded because of transactions and agreements with affiliates, may not be the same as those recorded if the Company was not an affiliate of Cetera Financial.

Cetera Financial acts as an agent on behalf of the Company to collect Strategic Partner revenue. At December 31, 2015, outstanding receivables for Strategic Partner revenue equaled $280,020 and are included in other receivables on the statement of financial condition.

The Company earns commission and marketing reallowance revenue from entities under common control from the sale of non-publicly traded Real Estate Investment Trusts. At December 31, 2015, there were no outstanding receivables from affiliates in connection with these transactions. During nine month period ended December 31, 2015 the Company recognized commissions revenue of $1,563,553 and marketing reallowance revenue of $228,574, which is included in commissions and transaction and other revenues, respectively.

The Company has an office lease agreement for its primary facilities with Roman Empire Realty, an entity which before the sale on March 18, 2015 was under common ownership by the Company's stockholder and Chief Executive Officer. As of December 31, 2015 Roman Empire Realty remains partially owned by the Company's Chief Executive Officer and a close family member. Under this agreement the Company incurred rent expense of $142,396 for the nine month period ended December 31, 2015.

The Company also received software archiving services from an affiliate that was partially owned by a close family member of the Chief Executive Officer. These services amounted to $5,400 for the nine month period ended December 31, 2015. There was also a shared cost of $2,700 for a generator.

8. COMMITMENTS AND CONTINGENCIES

Leases — The Company leases certain facilities and equipment under various operating leases. These leases are generally subject to scheduled base rent and maintenance cost increases, which are recognized on a straight-line basis over the period of the leases. Total rent expense for all operating leases was approximately $142,396 for the nine month period ended December 31, 2015.

Legal proceedings related to business operations— The Company is involved in legal proceedings from time to time arising out of its business operations, including arbitrations and

lawsuits involving private claimants, subpoenas, investigations and other actions by government authorities and self-regulatory organizations. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek substantial or indeterminate damages, the Company cannot always estimate what the possible loss or range of loss related to such matters will be. The Company recognizes a liability with regard to a legal proceeding when it believes it is probable a liability has incurred and the amount can be reasonably estimated. If an amount within a range of loss appears at the time to be a better estimate than any other amount within the range, the Company accrues that amount. When no amount within the range is a better estimate than any other amount, the Company accrues the minimum amount in the range. The Company maintains insurance coverage, including general liability, directors and officers, errors and omissions, and fidelity bond insurance. The Company records legal reserves and related insurance recoveries on a gross basis. As of December 31, 2015, the Company recorded legal reserves related to matters of $600,000 in other liabilities in the statement of financial condition.

Defense costs with regard to legal proceedings are expensed as incurred and classified as other expense within the statement of income. When there is indemnification or insurance, the Company may engage in defense or settlement and subsequently seek reimbursement for such matters.

There are three cases that are "reasonably possible" for which the Company has determined it is not capable of providing a reasonable estimate of potential losses. These matters are generally arbitrations brought against the Company.

Clearing brokers - Under the clearing arrangements with the Company's two clearing brokers, the Company is required to maintain certain minimum levels of net capital and comply with other financial ratio requirements.

9. RISKS AND UNCERTAINTIES

The ultimate parent entity of the Company, RCAP, together with certain of its subsidiaries, filed a pre-arranged plan of reorganization under Chapter 11 of the Bankruptcy Code with the United States Bankruptcy Court for the District of Delaware on January 31, 2016.

RCAP has announced that:

- The purpose of the Chapter 11 filing is to improve RCAP's balance sheet and capital structure by significantly reducing its funded debt, eliminating existing equity and unsecured liabilities and disposing of certain non-core assets
- the RCAP-wide restructuring will be effected in two waves of filings:
    - the first wave filed on January 31, 2016 included RCAP and certain of its subsidiaries and proposed Debtor-in-Possession ("DIP") financing of $100 million which has been approved and funded. The DIP financing includes $15 million to provide funding to the non-debtor broker-dealer subsidiaries of RCAP to maintain their liquidity and capital, as well as an additional $15 million subject to lender approval, and $50 million to fund a retention program for the independent financial advisors of the non-debtor broker-dealer and registered investment advisor subsidiaries of RCAP, and
    - the second wave, which-commenced on March 26, 2016, consists of a streamlined "pre-packaged" bankruptcy filing for all entities which provided guaranties to the pre-petition RCAP secured debt. This includes holding companies for the RCAP's broker-dealers, including Chargers Acquisition, LLC, the parent of the Company, as well as certain other subsidiaries. RCAP intends that this-will enable the holding

company of each broker-dealer to extinguish its guaranty of RCAP's first and second lien debt. RCAP has stated that all other liabilities (i.e. allowed claims) of each entity subject to the "pre-packaged" filing will be unaffected and "ride through" the proceeding.

The Company was not included in the first wave filing and will not be included in the second wave filing. However, it is uncertain what, if any, impact the bankruptcy filings of the affiliated entities, including Chargers Acquisition, LLC, could have on the business of the Company.

10. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. SEC Uniform Net Capital Rule 15c3-1 requires the maintenance of the greater of the minimum dollar amount of net capital required, which is based on the nature of the Company's business, or 1/15th of aggregate indebtedness, as defined and requires that the ratio of aggregate indebtedness to net capital, both as defined not exceed 15 to 1. The Company maintains a minimum net capital of $250,000 and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

11. RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

The Company claims an exemption from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934, pursuant to paragraph k(2)(ii) of the Rule. The Company is an introducing broker dealer that clears its securities transactions on a fully disclosed basis with a clearing broker, carries no customers' accounts, promptly transmits all customer funds and customer securities with the clearing broker and does not otherwise hold funds or securities of customers. Because the Company claims an exemption, the Company is not required to prepare a determination of reserve requirements for brokers and dealers or provide information relating to possession or control requirements for brokers and dealers.

12. SUBSEQUENT EVENTS

Management evaluated activity of the Company through April 21, 2016, the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require recognition or disclosure in the financial statements, other than those disclosed in Notes 9 and 10.

* * * * * *